UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71531R109

(CUSIP Number of Class A Common Stock)

William A. Ackman

787 Eleventh Avenue, Ninth Floor

New York, New York, 10019

(212) 813-3700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of Filing Persons)

With a copy to:

Joseph C. Shenker Scott D. Miller Alan J. Sinsheimer Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Stephen Fraidin Gregory P. Patti Jr. Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 221-504-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
Not Applicable	Not Applicable

*

Calculated solely for purposes of calculating the filing fee. As described herein and subject to the terms and conditions set forth herein, due to the Maximum Redemption Condition (as defined herein) the maximum aggregate consideration offered by the issuer in this transaction is $1,000,000,000.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, issued August 26, 2020, and equals $109.10 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Important Additional Information and Where to Find It

This this tender offer statement and the materials included herewith do not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities. This this tender offer statement and the materials included herewith are not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. Information about the Pershing Square Tontine Holdings, Ltd (the “Company”) and certain of the matters discussed in this tender offer statement and the materials included herewith is available at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This tender offer statement and the materials included herewith contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release. You should carefully consider these and the other risks and uncertainties described in the Company’s annual report on Form 10-K and other documents the Company has filed with the SEC. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that the Company will achieve its expectations. The inclusion of any statement in this tender offer statement and the materials included herewith does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Item 12. Exhibits

Exhibit No.	Description

99.1	Press Release, dated July 19, 2021